SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Final Amendment)
A&Q Alternative Fixed-Income Strategies Fund LLC
(Name of Issuer)
A&Q Alternative Fixed-Income Strategies Fund LLC
(Name of Person(s) Filing Statement)
Units of Limited Liability Company Interest
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Kim, Esq.
UBS Hedge Fund Solutions LLC
1285 Avenue of the Americas
New York, New York 10019
(888) 793-8637
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400
CALCULATION OF FILING FEE
Transaction Valuation: $16,000,000 (a)	Amount of Filing Fee: $1,611.20 (b)
(a)	Calculated as the aggregate maximum purchase price for units of limited liability company interest.
(b)	Calculated at 0.01007% of the Transaction Valuation.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ______________________________________
Form or Registration No.: ______________________________________
Filing Party: ________________________________________________
Date Filed: _________________________________________________
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 19, 2016 by A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $16,000,000 of units of limited liability company interest of the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.            The Offer expired at the end of the day on October 17, 2016, at 12:00 midnight, New York time.
2.            $9,961,007 of Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
A&Q ALTERNATIVE FIXED-INCOME STRATEGIES FUND LLC

By:	/s/ Dylan Germishuys
Name: Dylan Germishuys
Title Authorized Signatory

February 21, 2017